UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 20, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

ZENVIA

New Strategic Cycle

Earnings Presentation

4Q & FY 2024

Opening Remarks

Cassio Bobsin
Founder & CEO

AI is no longer a promise.

It has become a fundamental pillar in how companies engage with their customers.


RCS

STRATEGIC CYCLES | STARTING THE 4TH CYCLE


2025 | Zenvia Customer Cloud
2018 | Portfolio expansion with a focus on CX SaaS
2011 | SMS Consolidation
2003 | Startup
BUSINESS CYCLES

Innovative Model

Flexibility of adoption

Use of AI

Scalable Revenue



ZENVIA Customer Cloud

ZENVIA'S NEW CORE BUSINESS

Key Financial Highlights

Shay Chor
CFO

Used by ~6,000 companies in Dec/2024, 20% of which international clients

Expected to grow revenues by 25-30% in 2025

Customer Cloud

IN NUMBERS

Generating nearly R$180MM in revenues in 2024

Gross margin estimated at 68-70% in 2025, with positive EBITDA margin

Q4: Top-line growth and G&A efficiency did not offset margin pressure


Net Revenues
(BRL MM)
217
+7%
231
Q4 2023
Q4 2024
Non-GAAP
Adjusted Gross Profit
(BRL MM)
123
57%
-60%
49
21%
Q4 2023
Q4 2024
G&A Expenses
(BRL MM)
30
-37%
19
14%
8%
Q4 2023
Q4 2024
EBITDA [1]
(BRL MM)
37
-6%
35
Q4 2023
Q4 2024
54
65%
43
57%
Q4 2023
Q4 2024
SaaS
69
52%
34
22%
6
4%
Ex non-recurring event
Q4 2023
Q4 2024
CPaaS

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and non-recurring events. Please refer to our Earnings Release for EBITDA reconciliation. In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised every quarter of 2023 for comparison purposes.

FY: More volatile and competitive market impacted Gross Profit



Revenues
(BRL MM)
757
808
960
+7%
+19%
261
+13%
295
+8%
319
496
+3%
513
+25%
641
2022
2023
2024



Non-GAAP Adjusted
Gross Profit
(BRL MM)
333
383
346
+15%
-10%
160
+9%
194
-5%
166
173
+21%
188
-14%
179
2022
2023
2024
SaaS
CPaaS

10.6k Total number of active customers, 6k from SaaS and 5k from CPaaS

100% SaaS NRE in Q4 & 2024

Profitability was impacted by newly-acquired CPaaS clients and the competitive environment for Enterprises on SaaS, along with cost adjustments



Non-GAAP Adjusted Gross Profit & Margin (BRL MM & %)
SaaS
188.3
-5%
179.1
63.8%
-7.6pp
56.2%
2023
2024
CPaaS
194.3
-14%
166.4
37.9%
-11.9pp
26.0%
2023
2024
Consolidated
382.6
-10%
345.5
47.4%
-11.4pp
36.0%
2023
2024
Non-GAAP Adjusted Gross Profit (R$ MM)
Non-GAAP Adjusted Gross Margin SaaS (%)
Non-GAAP Adjusted Gross Margin CPaaS (%)
Non-GAAP Adjusted Gross Margin Consolidated (%)

G&A down sharply...


G&A
(BRL MM)
-22%
-11%
147.5
128.8
114.4
19.5%
-3,5pp
16.0%
-4,1pp
11.9%
2022
2023
2024
General & Administrative
(G&A) Expenses (BRL MM)
G&A-to-Revenue
ratio (%)

... An important factor for delivering EBITDA(1)


105
76
+38%
+224%
23
2022
2023
2024
EBITDA (BRL MM)

[1] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and non-recurring events. Please refer to our Earnings Release for EBITDA reconciliation.

Cash generation benefiting from operating leverage as capex is stable


EBITDA - CAPEX
(BRL MM)
-26.2
23.5
-49.7
20.4
76.1
-55.7
46.6
105.1
-58.5
FY 2022
FY 2023
FY 2024
EBITDA
CAPEX *

BRL 117 MM Cash balance at the end of the year

[*] CAPEX includes Acquisition of Property, Plant and Equipment and Acquisition of Intangible Assets from the Consolidated Statements of Cash Flow

NEXT STEPS

- Accelerate organic growth and partner ecosystem
- Continue streamlining operations with the help of AI
- Keep deleveraging the Company
- Latam Expansion


ZEN VIA
by
Humanz
for
Humans
ir@zenvia.com
investor.zenvia.com